UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

SCHEDULE TO

Tender Offer Statement Under
Section 14(d)(1) or Section 13(e)(1)of the Securities Exchange Act of 1934

REGAL-BELOIT CORPORATION
(Name of Subject Company)
REGAL-BELOIT CORPORATION
(Name of Filing Person)
2.75% Convertible Senior Subordinated Notes Due 2024
(Title of Class of Securities)
758750 AA1 and 758750 AB9
(CUSIP Number of Class of Securities)
Paul J. Jones, Esq.
Vice President, General Counsel and Secretary
Regal-Beloit Corporation
200 State Street
Beloit, Wisconsin 53511-6254
(608) 364-8800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

With a copy to:

Benjamin F. Garmer, III
Jay O. Rothman
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5367
(414) 271-2400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$116,581,250	$4,582

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.75% Convertible Senior Subordinated Notes Due 2024 (the “Securities”), as described herein, is $1,013.75 per $1,000 principal amount of the Securities outstanding. As of February 15, 2009, there was $115,000,000 in aggregate principal amount of the Securities outstanding, resulting in an aggregate maximum purchase price of $116,581,250.
**	The fee is $39.30 per $1,000,000 of the aggregate offering amount (or .00003930 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.
issuer tender offer subject to Rule 13e-4.
going-private transaction subject to Rule 13e-3.
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

INTRODUCTORY STATEMENT

        As required by, pursuant to the terms of and subject to the conditions set forth in, the Indenture, dated as of April 5, 2004, between Regal Beloit Corporation, a Wisconsin corporation (the “Company”), and U.S. Bank National Association (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of December 9, 2004 (the “Indenture”), for the Company’s 2.75% Convertible Senior Subordinated Notes Due 2024 (the “Securities”), this Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by the Company with respect to the right of each holder of the Securities (each “Holder”) to sell, and the obligation of the Company to purchase, the Securities, upon the terms and subject to the conditions set forth in the Indenture, the Securities and the Company Notice, dated February 13, 2009, and the related notice materials filed as exhibits to this Schedule TO (collectively, as amended or supplemented from time to time, the “Put Option”).

        This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

        The Company is the issuer of the Securities and is obligated to purchase all of the Securities on March 15, 2009 if tendered by the Holders under the terms and subject to the conditions set forth in the Put Option. The Securities are convertible into the consideration specified in the Indenture and the Securities upon satisfaction of the terms, conditions and adjustments specified in the Indenture and the Securities. As of the date hereof, the Securities are not convertible.

        The Company maintains its principal executive offices at 200 State Street, Beloit, Wisconsin 53511-6254; telephone number (608) 364-8800.

        As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

        (a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Securities to the Company because (i) the consideration being paid to Holders surrendering Securities consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Securities and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

        (b) Not applicable.

Item 11. Additional Information.

        (a) Not applicable.

        (b) Not applicable.

Item 12. Exhibits.

        The exhibits listed in the Exhibit Index on the page immediately following the signature page are filed as part of this Schedule TO.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009	REGAL BELOIT CORPORATION
By: /s/ Henry W. Knueppel
Henry W. Knueppel
Chairman and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Company Notice to Holders of 2.75% Convertible Senior Subordinated Notes Due 2024, dated February 13, 2009.

(a)(1)(B)	Form of Purchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Form of Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(E)	Press Release issued by the Company on February 13, 2009.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.